EXHIBIT 5
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April 6, 2005

TO:      Holders of Exchangeable Shares of Harvest Operations Corp.

Enclosed with this letter, you will find proxy solicitation materials in respect of the annual and special meeting of unitholders of Harvest Energy Trust to be held on May 4, 2005.

Exchangeable shares of Harvest Operations Corp. provide the holder with a security having economic and voting rights which are, as nearly as practical, equivalent to those of trust units of Harvest Energy Trust. Holders of exchangeable shares effectively have a participating interest in Harvest Energy Trust and therefore, the information contained in the enclosed meeting materials relating to Harvest Energy Trust is directly relevant to the holders of exchangeable shares.

Valiant Trust Company holds one special voting unit of Harvest Energy Trust for holders of exchangeable shares. The special voting unit is entitled to a number of votes at the meeting of unitholders of Harvest Energy Trust equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you direct on the enclosed voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling you or your designee to vote personally the relevant number of votes or to grant to management of Harvest Energy Trust a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the enclosed voting direction.

If you have any questions in respect of the above or the enclosed, please contact Harvest Energy Trust at (403) 265-1178 or toll-free at 1-866-666-1178.

Yours very truly,

HARVEST OPERATIONS CORP.



Per:  /s/ Jacob Roorda
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         Jacob Roorda, President